

$12M+
dividends paid

$240M
invested on the platform

740K
registered investors

backed by

BEZOS EXPEDITIONS

Good Friends

FORERUNNER

CORE INNOVATION CAPITAL

TIME Ventures

PSL

Neo



Arrived   Sign Up

The Palm
Palm Beach, FL
Vacation Rental

✓ Fully Funded   889 Investors

ARRIVED

Easily invest in real estate

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

① All star investors: backed by Jeff Bezos, Marc Benioff, ex-Zillow CEO & CEOs of Uber, Warby Parker

② +$240M USD invested across +440 properties in over 63 markets

③ Rapid growth: over 731k registered users and growing new assets under management quickly

4   Arrived has an early-mover advantage and is one of the largest players in the space

5   Small community funding round for investors in Arrived properties

6   All star team that has founded several companies and has seen successful exits

7   Featured in: Bloomberg, The Wall Street Journal, TechCrunch, Forbes, Business Insider, Wired

Team

 **Ryan Frazier** CEO & Co-Founder

Previous to founding Arrived, Ryan was the co-founder and CEO Datarank and led it through two acquisitions—to Simply Measured and Sprout Social.

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 **Alejandro Chouza** COO & Co-Founder

Previous to founding Arrived, Alejandro was VP of Operations for hospitality company OYO and GM for Uber for Northwest USA.

in X

 **Kenny Cason** CTO & Co-Founder

Before founding Arrived, Kenny co-founded Datarank and served as CTO until its acquisition by Simply Measured where he was the director of engineering.

in X

 **Cameron Wu** VP of Investments

Before joining Arrived, Cameron spent over 6 years with the second-largest SFR REIT, American

Homes 4 Rent.



Alexa Nguyen Head of Product



Formerly a senior staff product manager at Drift, the leading revenue acceleration platform.

in X

Joel Mezistrano VP of Corp Dev



A proptech & fintech startup veteran with over 12 years in real estate development & investment.

in

Korin Hedlund Head of Investor Relations



As Head of Investor Relations at Arrived, Korin leads the charge ensuring Arrived is continually building for and by clients.

in

John Rostom General Counsel, VP of Legal



Formerly an associate at Davis Polk & Wardwell LLP, John specializes in securities and investment products.

in

Sue Korn CFO



A finance professional with over 20 years experience in FP&A, corporate development, investment banking, and data management.

in

Memo

March 2025 Update:

We are excited to announce that we are once again opening a small community round on Wefunder, giving Arrived clients the opportunity to invest in Arrived company equity. Just like last year's campaign, our primary goal is not to raise funds but to enable our strongest supporters to own a part of the company and share in any potential upside. To ensure broad participation, we will be setting a maximum investment limit per client for this community round.

Effortlessly Invest in Vacation Rentals & Rental Homes

Arrived has opened an entirely new category for consumer investing: enabling anyone to invest as little as $100 in single-family homes, vacation rental properties, and residential backed credit investments. Investors earn dividends from rental income + benefit from any potential property appreciation, and Arrived takes care of all the work typically involved with owning property.

Arrived is the largest platform for investing in fractional residential real estate



450+
properties funded

$42M
company funding

$240M
property value funded

732K
registered users



Arrived was one of the first companies to offer SEC-qualified shares in individual rental homes and vacation rentals to individual investors, including non-accredited investors. This early-mover advantage has allowed us to become one of the leaders in the category and accelerate our growth over time.

Why Are We Raising A Small Community Round?

Since launching our product in 2021, one of the most popular requests we have received is the ability to invest in the Arrived company itself. While we don't require additional investment capital, we're launching a limited community funding round with a capped raise amount. This gives investors in Arrived properties the opportunity to invest in the company itself and become part owners of Arrived.

We kept the terms of this small community round the same as our $25,000,000 Series A round, despite having seen strong growth since then.

The minimum investment amount in this round is $100 USD, which is consistent with our investment offerings on Arrived. **Given the limited nature of this community round and the high interest we are seeing, we are adding a $2,200 maximum investment per non-accredited investor and a $20,000 maximum investment per accredited investor.** In addition to ensuring that more people get to participate, the lower maximum investment amount for unaccredited investors allows us to stay within the Reg CF limitations.

Given the small community round size, we cannot guarantee that everybody will receive their desired investment amount and once the campaign is complete, we may be forced to refund part of your desired investment amount.

Before continuing, we do want to make clear that investing in any startup is highly risky, and no one should invest in this community round unless they have a high-risk tolerance and are fully prepared to lose their entire investment. We will also mention that risks associated with investing in Arrived company equity do not translate to the risk of investing in Arrived investment properties. We structure all our offerings as Series LLCs or LLCs, ensuring that these investments retain their value and continue operating even if Arrived ceases to exist as a company. Startup equity investing and real estate investing carry distinct risk profiles and should not be viewed the same way.

Our Product

Arrived is the easy way for anyone to invest in rental homes & vacation rentals. Our product experience is fast, familiar, and easy to use. From signup to your first property investment takes less than 4 minutes. The experience feels a bit like browsing properties on Zillow, but with an Amazon "buy now" button where you can make investments in any of our available offerings.



Passive income
Earn monthly dividends from rental income and receive deposits directly to your account

Property appreciation
Watch your investment increase in value if the home appreciates

Save time and energy
Kick back and relax — Arrived acquires and manages your properties

Tax advantages
Benefit from favorable real estate tax deductions

Diversify with real estate
Access historically consistent returns with low correlation to the stock market

Flexible investment amounts
Invest anywhere from $100 to $20,000 per house and build a portfolio

After making an investment, you can earn passive income from dividend distributions and participate in any appreciation if property values grow. Arrived does all of the work to manage the assets and ensure they deliver at their best. We work to maximize returns through data-driven decision-making,

collaboration with local market experts, our powerful tools, and scaled efficiencies.

Our Results

We've built our operating strategy around acquiring high-quality properties in desirable neighborhoods and effectively operating them with the highest degree of care. We select investments nationwide with return profiles aimed at delivering stable cash dividends and superior appreciation potential. Our differentiated asset strategy and streamlined operating plan allow us to minimize costs through economies of scale and efficient processes. These two areas of focus allow us to deliver profits and peace of mind for our investors.

Only the best homes.



100,000	10%	0.5%	< 0.2%
properties analyzed	passed data screening	met team standards	purchased



"Our team follows a process designed to provide our investors with what we believe are going to be top performing investments."

Cameron Wu, VP of Investments



akron, oh · albuquerque, nm · atlanta, ga · augusta, ga · burmingham, al
blue ridge, ga · broken bow, ok · charleston, sc · charlotte, nc · chattanooga, nc
scottsdale, az · sedona, az · tucson, az · tulsa, ok · tuscaloosa, al
denver, co · flagstaff, az · great smoky mountains · hunstville, al · indianapolis, in
joshua tree, ca · knoxville, tn · lake havasu city · little rock, ar · macon, ga
montgomery · murfreesboro, tn · myrtle beach, sc · nashville, tn · phoenix, az



northwest arkansas · palm beach, fl · panama city · pocono mountains, pa

cincinnati, oh · clarksville, tn · clearwater, fl · colorado springs, co · columbia, sc

raleigh-durham, nc · richmond, va · savannah, ga · upstate south carolina

Thanks to this strategy, we have been able to drive strong returns for our investors, with over $12M paid out through dividends to date. In Q4 of 2024, 365 properties paid out dividends with annualized dividends of 4.0% for single family residential properties. You can learn more about our Q4 2024 performance here.





Try Out Arrived

We invite Wefunder investors to try out the Arrived platform. View our latest rental homes and vacation rentals here and learn more about Arrived, our investment process, and our assets in our Introduction To Arrived Webinar. This 30-minute webinar is hosted twice a week by our CEO Ryan Frazier; register here.

You can download the Arrived iOS App here or you can visit our website here.

Our Company Growth

Since launching in 2021, we have experienced rapid growth. Assets under management increased from $6.4m to $58.5m in 2022, then up 118% year over year to $126M by the end of 2023, and up 66% to $212M by the end of 2024. This growth is being driven by strong repeat investments, with more than 50% of investors repeat-investing into multiple properties.



Driven by our agent rebates, our revenue is now at an annualized revenue run rate of $8.1M. This revenue growth has allowed us to keep cash burn relatively low so far. As of Q4 2024 our average monthly burn rate is $560k with $15.4m in cash and net current assets.

Our experienced real estate team has developed a scalable asset management program. This has allowed us to grow from 5 to over 60 markets across the country.

Recent Updates

Since last year's community round, we have had some very exciting updates:

May 2023: IOS App: We launched our Arrived IOS app, which now has a 4.7 rating and over 99.7k downloads. You can download the [Arrived iOS App here](#)

May 2024: Private Credit Fund: We expanded into private credit, with the Arrived Private Credit Fund, which invests in short-term loans that are used to finance professional real estate projects. This fund has seen strong demand from clients, reaching $32.6M in net assets by March 2025.

Nov 2024: First Property Exit: Last year we sold The Centennial, the first individual property exit that helped realize strong returns for our clients. The property sale helped achieve a total return of 34.7% (11.2% average annual returns) for investors.

May 2025: City Funds: We are launching City Funds, a new category of funds that allows investors to invest in a particular city. Offering the market selection from individual properties with the economic benefits of pooled funds.

Summer 2025: Secondary Market for individual properties launching this summer

Our Business Model and Revenue

Arrived makes money in a few ways described below.

Agent Rebates - We collect a real estate agent rebate from the original property seller when we first buy the rental property. This fee is paid for by the previous owner of the property.

Sourcing Fee (One Time) - This is the fee Arrived charges for our work involved with sourcing the property and preparing it for investment.

Arrived AUM (Assets Under Management) Fee - The Arrived AUM fee is a quarterly fee paid to Arrived and helps cover the preparation of tax forms for investors, the distribution of dividends to all investors, procuring insurance

policies and filing claims when applicable, ensuring property taxes and loan payments are paid, overseeing financial accounting for properties, and overseeing the property manager.

Our Equity Investors

Arrived raised a $10M seed round in 2021 and a $25M Series A round from a world class group of investors and CEO / founders who believe in our mission. Existing investors include Jeff Bezos, Marc Benioff, CEO of Salesforce, Dara Khosrowshahi, CEO of Uber, and Spencer Rascoff, former CEO of Zillow.



PSL

Spencer Rascoff
former ceo of Zillow and general partner of 75 & Sunny

FORERUNNER

Hadi Partovi
ceo & founder of Code.org

Good Friends
venture fund run by the ceo & co-founders of Warby Parker, Harrys, & All Birds

TIME Ventures
investment fund of Marc Benioff

CORE INNOVATION CAPITAL

Dara Khosrowshahi
ceo of Uber

Neo

Fred Tuomi
former ceo of Invitation Homes

BEZOS EXPEDITIONS
personal Investment company of Jeff Bezos

Our Team

Arrived was co-founded in 2019 by Ryan Frazier and Kenny Cason, both experienced entrepreneurs who previously founded DataRank and grew the company through two acquisitions and finally at Sprout Social which IPO'd in 2019, and Alejandro Chouza, who previously ran Uber in the Pacific Northwest USA. Together, they bring decades of experience and expertise in real estate acquisition and management, technology, product, finance, accounting, and marketing.



Our team brings decades of experience.


Alejandro COO
Previous to founding Arrived, Alejandro was VP of Operations for hospitality company OYO and GM for Uber for Northwest USA.


Ryan CEO
Previous to founding Arrived, Ryan was the co-founder and CEO Datarank and led it through two acquisitions—to Simply Measured and Sprout Social.


Kenny CTO
Before founding Arrived, Kenny co-founded Datarank and served as CTO until its acquisition by Simply Measured where he was the director of engineering.


John General Counsel, VP of Legal
Formerly an associate at Davis Polk & Wardwell LLP, John specializes in securities and investment products.


Cameron VP of Investments
Before joining Arrived, Cameron spent over 6 years with the second-largest SFR REIT, American Homes 4 Rent.


Alexa Head of Product
Formerly a senior staff product manager at Drift, the leading revenue acceleration platform.


Joel VP of Corporate Development
A proptech & fintech startup veteran with over 12 years in real estate development & investment.


Korin Head of Investor Relations
As Head of Investor Relations at Arrived, Korin leads the charge ensuring Arrived is continually building for and by clients.


Sue CFO
A finance professional with over 20 years of experience in FP&A, corporate development, investment banking, and data management.

Our investments team is comprised of industry veterans who have extensive experience acquiring and managing thousands of rental properties. Before Arrived, our investments team helped scale American Homes 4 Rent (AMH), managing a $11B+ portfolio of 57k+ rental homes. That team is led by Cameron Wu, former Vice President at AMH, where he oversaw business intelligence, revenue, and asset management, as the company grew from 17,000 homes to 57,000 homes.

The team has now grown to include 50 talented individuals distributed across the United States, Canada, and Mexico. Their mission is to empower the world to build wealth through modern real estate investing, and they are passionate about achieving this goal.

Press

Given Arrived is one of the first companies offering shares of rental property to the general public and we are also one of the largest player in the space, this has allowed us to capture outsized interest from the press, which further accelerates growth. Over the last 12 months, our site has been visited by over 1.7M people. (ending Mar 6, 2025)

Below you can find just a few of our press mentions.

[Bloomberg](#)

[Business Insider](#)

[Techcrunch](#)

[WSJ](#)

[Wired](#)

[Geekwire Startup Of The Year](#)

What's Next

Our focus is as singular as ever: we want to empower millions of people to build wealth through real estate. Expect several new features big and small, from the launch of a secondary marketplace that goes live summer 2025, to new product lines like our real estate credit investment products. We really appreciate what our clients are saying about what we've built so far, and we're excited to hear your thoughts on what's coming up.

FAQ

How Does This Work?

(1) You will need to be an investor in Arrived properties to participate in this round If you're new to Arrived: You can sign up for a new account at https://arrived.com.If you've already used Arrived: You can go to the next step.

(2) Sign in or Sign up for a Wefunder account If you're new to Wefunder: Join

Wefunder by clicking 'Sign Up' in the top right corner.If you've already used Wefunder: use your existing account to 'Sign In.'

(3) Choose an amount you're comfortable with and click on 'Invest'. Select an amount that you are interested in investing.

Do I need to be an active Arrived property investor to invest in this equity round?

To invest in this Wefunder, we recommend that you are an active investor in any of the current Arrived investment products (either individual properties or our funds). However this is not required.

I'm an Arrived user. What happens if I don't use the same email on Wefunder?

We're asking users to provide the email they use with Arrived so that we can identify them. After you click on 'Invest,' you will be redirected to a page where you will confirm your investment amount and enter your email address under investor information.

What is the minimum and maximum investment?

The minimum investment amount in this round is $100 USD, which is consistent with our investment properties. Given the limited nature of this community round and the high interest we are seeing, we are adding a $2,200 maximum investment per non accredited investor and a $20,000 maximum investment for accredited investors. In addition to ensuring that more people get to participate, the lower maximum investment amount for unaccredited investors allows us to stay within the Reg CF limitations.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

What type of risk is involved with investing in Arrived company equity?

High risk. All tech startups bring significant risk, and we caution people from investing in Arrived equity (and generally any tech startup equity) if you do not have high-risk tolerance for your investments. Thankfully things have been going very well at Arrived, the business is growing rapidly, and we are bullish about our future; however, there are always significant risks in investing in equity for early-stage startups.

It is important to note that any risk associated with investing in Arrived company equity does not translate to investing in Arrived investment properties. We structure all of our rental home and vacation rental properties as series LLCs, which means that those investments continue to hold their value and operate in the event that the Arrived company ceases to exist.

Reasons not to invest

Arrived is still early and risks abound. We are working on hard challenges and have a long time horizon. You should not invest any funds in this community round unless you can afford to lose your entire investment. Additionally there is no current path to liquidating any equity you purchase in Arrived.